SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.           Press Release: Prana Announces New Board Member

Leading Biotechnology Investor Lawrence Gozlan Joins
Prana’s Board of Directors

MELBOURNE, Australia – August 8, 2011 – Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT), today announced that Lawrence Gozlan, a leading biotechnology investor and advisor, has joined the Company’s Board of Directors.   Mr. Gozlan is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. The Company was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.

Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over AU$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking, and gained senior corporate finance experience advising life science companies at Deloitte.

Mr. Gozlan is an investment advisor to several companies in the biotechnology industry, presented at numerous international healthcare conferences, and has been featured in various published media as an expert on investing in life sciences. He holds a Bachelor of Science with Honours in microbiology and immunology from the University of Melbourne specializing in neurodegenerative diseases.

Geoffrey Kempler, Prana’s Executive Chairman, said, “It is with great pleasure that we welcome Lawrence to our Board of Directors. Lawrence’s in-depth experience in biotechnology and finance will be invaluable as we move to the next stage of drug development at Prana.  We look forward to his active involvement as a Director as we advance Prana’s technologies into commercialization for a number of illnesses including Alzheimer’s, Huntington’s and Parkinson’s Diseases.

Commenting on his appointment, Mr. Gozlan said, “Prana has shown very promising data and is advancing its research and development aggressively into clinical trials.  It is an exciting time to be joining the Board and I look forward to assisting the Company in the successful clinical development and commercialization of their technology.”

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Securities Exchange in March 2000 and listed on NASDAQ in September 2002.  Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information, and descriptions of the peer-reviewed journals, please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934.  The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.  Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts.  Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other  risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K.  Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release.  Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Prana Biotechnology Limited
+61 3 9349 4906

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

	By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

August 11, 2011